Mail Stop 3720

      April 7, 2006


Claudia S. Toussaint, Esq.
Vice President-Corporate Governance
  and Ethics, and Corporate Secretary
Embarq Corporation
5454 W. 110th Street
Overland Park, Kansas  66211

      Re:	Embarq Corporation
      Amendment No. 1 to Form S-1
      Filed March 21, 2006
		File No. 333-131747

Dear Ms. Toussaint:

      We have limited our review of your Form S-1 to consideration of
your compliance with the comments we issued in our February 22 and March 31, 2006 letters regarding your Form 10 (file number 1-32732)
and disclosure concerning the distribution of the notes and related matters. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please revise this registration statement to comply with applicable comments we issued in our March 31, 2006 letter regarding your amended Form 10 filed on March 14, 2006.
Prospectus cover page
2. We note your response to our prior comment two. You may continue to state that Sprint Nextel is the selling noteholder; however, please state on the prospectus cover page, in the "Selling Noteholder" section and in the "Underwriting" section that Sprint Nextel and Sprint Capital "are" underwriters, rather than that they
"may be" deemed underwriters.
3. Please limit the information on the prospectus cover page to that which is required by Item 501 or otherwise key to an investment decision. Currently, your cover page is dense and difficult to read.
Please condense or remove disclosure so that only key information is presented. For example, it does not appear necessary to state on the cover page when Sprint Capital intends to enter into the underwriting agreement. As another example, please delete the term "Joint Lead and Joint Book-Running Managers." Please revise as appropriate.

Risk Factors, page 10

We may be unable to pay interest on or repay the notes...., page
18
4. We note your response to our prior comment nine. Also, to provide context, disclose your annual debt service obligations for the next few years.

Item 15.  Recent Sales of Unregistered Securities, page II-2
5. In light of the fact that this registration statement was filed prior to the issuance of the notes to Sprint Nextel, and Sprint Nextel and Sprint Capital are underwriters in the offering of the notes, please remove the suggestion that the offer and sale of the notes to Sprint Nextel "will be exempt under the Securities Act pursuant to Section 4(2)."

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or
Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at 202-551-3359, or Kathleen Krebs, Special Counsel, at 202-551-3810, with any other questions.

								Sincerely,




								Larry Spirgel
								Assistant Director


cc:	via facsimile (212) 556-2222
      E. William Bates, II., Esq./King & Spalding LLP
Ms. Toussaint
Embarq Corporation
April 7, 2006
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